# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Cyclerion Therapeutics, Inc., CIK 0001755237
CUSIP: 23255M204
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: 245 First Street, 18th Floor, Cambridge, Massachusetts (MA), 02142
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001641172-25-010930
Filed by CIK 0001219314

## Reporting persons
- Tyndall Capital Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 155,187; shared voting power 0; sole dispositive power 155,187; shared dispositive power 0; aggregate amount beneficially owned 155,187 (4.8% of the class)
  Comment: See Item 2 for additional information.

## Item 1. Issuer
Name of issuer: Cyclerion Therapeutics, Inc.
Address of issuer's principal executive offices: 245 First Street, 18th Floor, Cambridge, Massachusetts 02142

## Item 2. Person Filing
Name of person filing: The reporting person is Tyndall Capital Partners, L.P. (the "Reporting Person"). As of June 30, 2025, 155,187 shares of common stock, no par value (the "Common Stock"), of Cyclerion Therapeutics, Inc. (the "Issuer") are owned by Tyndall Partners, L.P., a Delaware limited partnership ("Tyndall"). The Reporting Person is the general partner of Tyndall, and possesses the sole power to vote and the sole power to direct the disposition of all shares of Common Stock held by Tyndall. Ownership percentages are based on 3,210,094 shares of Common Stock reported as issued and outstanding as of June 30, 2025 in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 5, 2025.
Address of principal business office or, if none, residence: 150 East 58th Street, 14th Floor, New York, New York 10155
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 155,187.00
Percent of class: 4.8 %
Sole power to vote or to direct the vote: 155,187.00
Shared power to vote or to direct the vote: 0.00
Sole power to dispose or to direct the disposition: 155,187.00
Shared power to dispose or to direct the disposition: 0.00

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Tyndall Capital Partners, L.P.: /s/ Jeffrey S. Halis, Jeffrey S. Halis, Manager of Jeffrey Management LLC, its general partner (08/14/2025)